HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2021 and 2020

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three and nine months ended September 30, 2021, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2020. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and nine months ended September 30, 2021, based on information available to management as of November 8, 2021.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2021	2020	Change	2021	2020	Change
Revenues	1,913	1,903	0.5%	5,446	5,423	0.4%
Purchased power	933	993	(6.0%)	2,665	2,808	(5.1%)
Revenues, net of purchased power[1]	980	910	7.7%	2,781	2,615	6.3%
Operation, maintenance and administration (OM&A) costs	262	262	—%	833	797	4.5%
Depreciation, amortization and asset removal costs	227	220	3.2%	675	645	4.7%
Financing charges	118	114	3.5%	338	352	(4.0%)
Income tax expense	71	22	222.7%	123	(812)	(115.1%)
Net income to common shareholders of Hydro One	300	281	6.8%	806	1,609	(49.9%)
Adjusted net income to common shareholders of Hydro One[1]	300	281	6.8%	806	742	8.6%

Basic earnings per common share (EPS)	$0.50	$0.47	6.4%	$1.35	$2.69	(49.8%)
Diluted EPS	$0.50	$0.47	6.4%	$1.34	$2.68	(50.0%)
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$0.50	$0.47	6.4%	$1.35	$1.24	8.9%
Diluted Adjusted EPS[1]	$0.50	$0.47	6.4%	$1.34	$1.24	8.1%

Net cash from operating activities	550	680	(19.1%)	1,479	1,603	(7.7%)
Funds from operations (FFO)[1]	545	529	3.0%	1,553	1,409	10.2%

Capital investments	513	500	2.6%	1,593	1,301	22.4%
Assets placed in-service	514	371	38.5%	971	761	27.6%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,137	22,831	(7.4%)	20,174	20,392	(1.1%)
Distribution: Electricity distributed to Hydro One customers (GWh)	7,329	7,132	2.8%	22,235	20,829	6.8%

As at	September 30, 2021	December 31, 2020
Debt to capitalization ratio[2]	56.5%	56.3%
1    See section “Non-GAAP Measures” for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power.
2    Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners).
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, inclusive of the distribution system of Orillia Power Distribution Corporation (Orillia Power) and the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution), and Hydro One Remote Communities Inc. (Hydro One Remote Communities).

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

The other segment consists principally of Hydro One's subsidiary, Acronym Solutions Inc., which provides telecommunications support for the Company’s transmission and distribution businesses, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.
For the nine months ended September 30, 2021 and 2020, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Nine months ended September 30	2021	2020
Transmission	51%	51%
Distribution	48%	48%
Other	1%	1%
As at September 30, 2021 and December 31, 2020, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	September 30, 2021	December 31, 2020
Transmission	59%	58%
Distribution	39%	38%
Other	2%	4%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended September 30, 2021 of $300 million is an increase of $19 million, or 6.8%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power, primarily resulting from:
•an increase in distribution revenues, net of purchased power, primarily resulting from Ontario Energy Board (OEB)-approved rates, recovery of deferred tax asset (DTA) amounts (DTA Recovery Amounts) pursuant to the April 2021 OEB decision (DTA Implementation Decision), and the resumption of late payment charges assessed on overdue accounts receivable balances; and
•an increase in transmission revenues primarily resulting from DTA Recovery Amounts pursuant to the DTA Implementation Decision and OEB-approved 2021 rates, partially offset by lower peak demand driven by unfavourable weather.
•higher depreciation, amortization and asset removal costs primarily attributable to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher environmental spend.
•higher financing charges primarily attributable to higher debt levels.
•higher income tax expense primarily attributable to:
•tax expense relating to the DTA Recovery Amounts pursuant to the DTA Implementation Decision which is offset by a corresponding increase in revenue; and
•lower net deductible timing differences and higher pre-tax earnings.
Further contributing to the year-over-year increase in net income attributable to common shareholders was the redemption of the Series 1 Preferred Shares announced in the third quarter of the prior year.
Net income attributable to common shareholders for the nine months ended September 30, 2021 of $806 million is a decrease of $803 million, or 49.9%, from the prior year. Year-to-date results were primarily impacted by the non-recurring income tax recovery recorded in the second quarter of 2020 following the July 2020 decision of the Ontario Divisional Court (ODC Decision). Excluding the impact of the ODC Decision, adjusted net income was $64 million, or 8.6%, higher than last year due to similar factors as noted above, as well as:
•higher peak demand and energy consumption on a year-to-date basis, partially offset by lower transmission revenues resulting from timing of the OEB decision on the 2020 rates received in the prior year, including the recognition of Conservation and Demand Management (CDM) revenues;
•lower financing charges on a year-to-date basis primarily resulting from the recognition of carrying charges associated with the DTA Recovery Amounts in the second quarter of 2021 pursuant to the DTA Implementation Decision; and
•higher OM&A resulting from higher work program expenditures mainly related to the timing of vegetation management execution, emergency restoration efforts, information technology initiatives and customer programs, partially offset by lower COVID-19 and lower corporate support costs.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

Included in the Company's results for the third quarter and nine months ended September 30, 2021 are costs incurred as a result of the COVID-19 pandemic. Total OM&A costs in the quarter of $3 million (2020 - $5 million), are primarily attributable to direct expenses, including purchases of additional facility-related cleaning supplies and personal protective equipment. On a year-to-date basis, Hydro One has incurred $10 million of COVID-19 related OM&A expenditures (2020 - $32 million). For additional disclosure related to the impact of COVID-19 on the Company's operations for the third quarter and nine months ended September 30, 2021, please see section "Other Developments - COVID-19".
EPS and Adjusted EPS
EPS was $0.50 and $1.35 for the three and nine months ended September 30, 2021, respectively, compared to EPS of $0.47 and $2.69 in the comparable periods last year. The increase in EPS for the three months ended September 30, 2021 was driven by higher earnings, as discussed above. The decrease in EPS for the nine months ended September 30, 2021 was primarily driven by the impact of the 2020 ODC decision, as noted above. Adjusted EPS, which adjusts for impacts of the ODC Decision, was $0.50 and $1.35 for the three and nine months ended September 30, 2021, respectively, compared to $0.47 and $1.24 in the comparable periods last year. The increase in adjusted EPS was driven by changes in net income for the three and nine months ended September 30, 2021, as discussed above, but excluding the impacts of the ODC Decision. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.
Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2021	2020	Change	2021	2020	Change
Transmission	507	483	5.0%	1,403	1,342	4.5%
Distribution	1,395	1,410	(1.1%)	4,012	4,050	(0.9%)
Other	11	10	10.0%	31	31	—%
Total revenues	1,913	1,903	0.5%	5,446	5,423	0.4%

Transmission	507	483	5.0%	1,403	1,342	4.5%
Distribution, net of purchased power[1]	462	417	10.8%	1,347	1,242	8.5%
Other	11	10	10.0%	31	31	—%
Total revenues, net of purchased power[1]	980	910	7.7%	2,781	2,615	6.3%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,137	22,831	(7.4%)	20,174	20,392	(1.1%)
Distribution: Electricity distributed to Hydro One customers (GWh)	7,329	7,132	2.8%	22,235	20,829	6.8%
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues increased by 5.0% during the quarter ended September 30, 2021, primarily due to:
•higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher revenues resulting from OEB-approved 2021 rates; partially offset by
•lower average monthly Ontario 60-minute peak demand.
Transmission revenues increased by 4.5% during the nine months ended September 30, 2021, as higher revenues resulting from OEB-approved 2021 rates, DTA Recovery Amounts pursuant to the DTA Implementation Decision, and higher average monthly Ontario 60-minute peak demand on a year-to-date basis were partially offset by the impacts of the 2020 OEB Decision on Transmission rates, including the recognition of CDM revenues in the prior year.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 10.8% during the quarter ended September 30, 2021, primarily due to:
•higher revenues resulting from OEB-approved 2021 rates;
•higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher revenues driven by the resumption of late payment charges in 2021.
Distribution revenues, net of purchased power, increased by 8.5% during the nine months ended September 30, 2021, primarily due to similar factors as noted above, as well as higher energy consumption on a year-to-date basis.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2021	2020	Change	2021	2020	Change
Transmission	95	102	(6.9%)	294	318	(7.5%)
Distribution	153	145	5.5%	497	434	14.5%
Other	14	15	(6.7%)	42	45	(6.7%)
	262	262	—%	833	797	4.5%
Transmission OM&A Costs
The 6.9% decrease in transmission OM&A costs for the quarter ended September 30, 2021, was primarily due to:
•lower other post-employment benefit (OPEB) costs; and
•timing of work on vegetation management.
The 7.5% decrease in transmission OM&A costs for the nine months ended September 30, 2021, was primarily due to lower corporate support costs and lower COVID-19 related costs, as well as similar factors as noted above, partially offset by a higher volume of station maintenance related expenditures.
Distribution OM&A Costs
The 5.5% increase in distribution OM&A costs for the quarter ended September 30, 2021, was primarily due to higher spend on emergency power restoration efforts.
The 14.5% increase in distribution OM&A costs for the nine months ended September 30, 2021, was primarily due to:
•costs of the Peterborough Distribution and Orillia Power operations;
•higher spend on emergency power restoration efforts;
•the timing of vegetation management execution;
•higher corporate support costs;
•higher spend on customer program; and
•higher spend on information technology initiatives; partially offset by
•lower COVID-19 related costs.
Depreciation, Amortization and Asset Removal Costs
The $7 million and $30 million increase in depreciation, amortization and asset removal costs for the three and nine months ended September 30, 2021, respectively, was primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher environmental spend. The year-to-date increase was also impacted by higher asset removal costs.
Financing Charges
The $4 million increase in financing charges for the three months ended September 30, 2021, was primarily due to higher debt levels.
The $14 million decrease in financing charges for the nine months ended September 30, 2021, was primarily due to:
•the recognition of carrying charges associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher capitalized interest due to higher average balance of assets under construction; partially offset by
•higher interest expense on long-term debt due to higher debt levels.
Income Tax Expense
Income tax expense was $71 million and $123 million for the three and nine months ended September 30, 2021, respectively, compared to income tax expense of $22 million and income tax recovery of $812 million in the comparable periods last year. The $935 million increase in income tax expense for the nine months ended September 30, 2021 was primarily attributable to the $867 million income tax recovery recognized in the second quarter of 2020 following the ODC Decision. When adjusted for this non-recurring recovery, the adjusted income tax expense for the nine months ended September 30, 2020 was $55 million.
The $49 million increase in tax expense for the quarter ended September 30, 2021 was principally attributable to the following:
•tax expense relating to the DTA Recovery Amounts pursuant to the OEB’s DTA Implementation Decision;
•lower net deductible timing differences; and
•higher pre-tax earnings.
The $68 million increase in adjusted tax expense for the nine months ended September 30, 2021 was principally attributable to similar factors to those noted above.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

The Company realized an effective tax rate (ETR) of approximately 19.0% and 13.2% for the three and nine months ended September 30, 2021, respectively, compared to approximately 7.0% and (98.9%) realized in the same periods last year. The prior year ETR of (98.9)% for the nine months ended September 30, 2020, once adjusted for the impact of the ODC Decision, was 6.7%.
See section "Non-GAAP Measures" for description and reconciliation of adjusted tax expense and adjusted ETR.
Common Share Dividends
In 2021, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 23, 2021	March 17, 2021	March 31, 2021	$0.2536	152
May 6, 2021	June 9, 2021	June 30, 2021	$0.2663	159
August 9, 2021	September 8, 2021	September 30, 2021	$0.2663	159
				470
Following the conclusion of the third quarter of 2021, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
November 8, 2021	December 8, 2021	December 31, 2021	$0.2663	159
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
Revenues	1,913	1,722	1,811	1,867	1,903	1,670	1,850	1,715
Purchased power	933	838	894	1,046	993	808	1,007	914
Revenues, net of purchased power[1]	980	884	917	821	910	862	843	801
Net income to common shareholders	300	238	268	161	281	1,103	225	211
Adjusted net income to common shareholders[1]	300	238	268	161	281	236	225	211

Basic EPS	$0.50	$0.40	$0.45	$0.27	$0.47	$1.84	$0.38	$0.35
Diluted EPS	$0.50	$0.40	$0.45	$0.27	$0.47	$1.84	$0.38	$0.35
Basic Adjusted EPS[1]	$0.50	$0.40	$0.45	$0.27	$0.47	$0.39	$0.38	$0.35
Diluted Adjusted EPS[1]	$0.50	$0.40	$0.45	$0.27	$0.47	$0.39	$0.38	$0.35

Earnings coverage ratio[2]	3.1	3.0	2.9	2.8	2.9	n/a	n/a	n/a
1    See section “Non-GAAP Measures” for description of revenues, net of purchased power, adjusted net income and Adjusted EPS.
2    Earnings coverage ratio is a non-GAAP measure that has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholders of Hydro One, divided by the sum of financing charges and capitalized interest.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2021	2020	Change	2021	2020	Change
Transmission	287	196	46.4%	482	383	25.8%
Distribution	225	174	29.3%	481	376	27.9%
Other	2	1	100.0%	8	2	300.0%
Total assets placed in-service	514	371	38.5%	971	761	27.6%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $91 million or 46.4% in the third quarter of 2021, primarily due to the following:
•substantial completion of the new Ontario grid control centre in the City of Orillia;
•timing of assets placed in-service in the third quarter of 2021 including East-West Tie Connection, Richview transmission station breaker replacement, and Trafalgar transmission station component replacement, partially offset by Cherrywood transmission station component replacement and Lennox transmission station component replacement, which was placed in service last year; and
•cyber security assets at Cherrywood, Hawthorne and Detweiler transmission stations; partially offset by
•lower spend on spare transformer purchases in the third quarter of 2021.
Transmission assets placed in-service increased by $99 million or 25.8% in the nine months ended September 30, 2021, primarily due to similar factors as noted above.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $51 million or 29.3% in the third quarter of 2021, primarily due to the following:
•substantial completion of the new Ontario grid control centre in the City of Orillia;
•higher volume of work on storm-related asset replacements;
•higher volume of work on station refurbishments and replacements; and
•higher volume of work on customer connections; partially offset by
•timing of assets placed in-service for system capability reinforcement projects; and
•lower volume of IT projects.
Distribution assets placed in-service increased by $105 million or 27.9% in the nine months ended September 30, 2021, primarily due to similar factors as noted above as well as higher volume of wood pole replacements.
Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2021	2020	Change	2021	2020	Change
Transmission
Sustaining	204	226	(9.7%)	696	579	20.2%
Development	73	52	40.4%	229	152	50.7%
Other	27	31	(12.9%)	92	65	41.5%
	304	309	(1.6%)	1,017	796	27.8%
Distribution
Sustaining	83	78	6.4%	239	222	7.7%
Development	98	83	18.1%	238	222	7.2%
Other	25	29	(13.8%)	89	58	53.4%
	206	190	8.4%	566	502	12.7%
Other	3	1	200.0%	10	3	233.3%
Total capital investments	513	500	2.6%	1,593	1,301	22.4%

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

Transmission Capital Investments
Transmission capital investments decreased by $5 million or 1.6% in the third quarter of 2021 compared to the third quarter of 2020. Principal impacts on the levels of capital investments included:
•lower volume of station refurbishments and replacements;
•lower spend on spare transformer purchases; and
•timing of spend on minor fixed assets; partially offset by
•higher investments in multi-year development projects; and
•higher volume of work on customer connections.
Transmission capital investments increased by $221 million or 27.8% in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily due to higher volume of station refurbishments and replacements, higher spend on line refurbishments and wood pole replacements, higher investments in multi-year development projects, higher volume of work on customer connections, and investment in the new Ontario grid control centre in the City of Orillia, partially offset by lower spend on spare transformer purchases.
Distribution Capital Investments
Distribution capital investments increased by $16 million or 8.4% in the third quarter of 2021 compared to the third quarter of 2020. Principal impacts on the levels of capital investments included:
•higher investments in system capability reinforcement projects; and
•higher volume of storm-related asset replacements; partially offset by
•timing of spend on minor fixed assets purchases.
Distribution capital investments increased by $64 million or 12.7% in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily due to investment in the new Ontario grid control centre in the City of Orillia, higher volume of wood pole replacements, higher volume of work on customer connections and higher investments in IT projects.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at September 30, 2021:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	33	12
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2023[1]	181	160
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	14
Leamington Area Transmission Reinforcement[3,4]	Leamington Southwestern Ontario	New transmission line and stations	2026[3,4]	525[3,4]	149

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement[5]	Toronto Southwestern Ontario	Station sustainment	2021	120	120
Bruce A Transmission Station[5]	Tiverton Southwestern Ontario	Station sustainment	2021	148	148
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	99
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	79
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	121
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	113	88
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	101
1 Due to a revised timeline of project activities, the majority of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, is expected to be placed in-service in 2021 and 2022, with final project in-service in 2023.
2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Lakeshore and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.
4 On March 29, 2021, the Independent Electricity System Operator (IESO) requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton to support agricultural growth in Southwest Ontario; Hydro One is currently evaluating the scope and timing of this work.
5 Major portions of the Richview Transmission Station and Bruce A Transmission Stations projects were completed and placed in-service. Work on certain minor portions of the project continues in the fourth quarter of 2021.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2021 and 2022 transmission and distribution capital investment estimates below differ from the prior year disclosures, reflecting updated timing and pacing of future capital investments, as well as reprioritization of work. The 2023 to 2027 capital investment estimates have been updated following the filing of the proposed transmission and distribution investment plan which forms part of Hydro One Networks’ 2023-2027 Joint Rate Application (JRAP). The 2023 and 2024 transmission and distribution capital investment estimates differ from prior year disclosures, reflecting an updated regional and system growth outlook. The projections and the timing of the transmission and distribution expenditures for years 2023 to 2027 are subject to approval by the OEB.
The following tables summarize Hydro One’s annual projected capital investments for 2021 to 2027, by business segment and by category:

By business segment: (millions of dollars)	2021	2022	2023	2024	2025	2026	2027
Transmission[1]	1,287	1,236	1,506	1,559	1,514	1,564	1,481
Distribution	782	695	1,020	1,040	1,132	1,082	1,081
Other	23	18	14	11	9	12	14
Total capital investments[2]	2,092	1,949	2,540	2,610	2,655	2,658	2,576

By category: (millions of dollars)	2021	2022	2023	2024	2025	2026	2027
Sustainment	1,164	1,271	1,723	1,758	1,826	1,834	1,809
Development[1]	659	499	553	610	614	611	572
Other[3]	269	179	264	242	215	213	195
Total capital investments[2]	2,092	1,949	2,540	2,610	2,655	2,658	2,576
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan filed with the JRAP.
2 Total capital investments for 2021 include $85 million related to a new Ontario grid control centre.
3 "Other" capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2021	2020	2021	2020
Cash provided by operating activities	550	680	1,479	1,603
Cash provided by (used in) financing activities	364	(51)	(225)	(183)
Cash used in investing activities	(508)	(624)	(1,559)	(1,408)
Increase (decrease) in cash and cash equivalents	406	5	(305)	12
Cash provided by operating activities
Cash from operating activities for the third quarter of 2021 decreased by $130 million compared to the third quarter of 2020. The decrease was impacted by various factors, including the following:
•decrease in net working capital primarily attributable to lower payables to the IESO as a result of a lower Global Adjustment rate in the current year and higher rate protection plan settlements in the prior year; and
•changes in certain regulatory accounts; partially offset by
•DTA Recovery Amounts collected pursuant to the DTA Implementation Decision.
Cash from operating activities for the nine months ended September 30, 2021 decreased by $124 million compared to the same period in 2020. The decrease was impacted by various factors, including the following:
•decrease in net working capital primarily attributable to higher receivables from the IESO associated with provincial funding programs implemented in early 2020, timing of customer receipts in 2021 and higher energy sales; partially offset by
•DTA Recovery Amounts collected pursuant to the DTA Implementation Decision; and
•higher pre-tax earnings year to date compared to prior year.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

Cash provided by (used in) financing activities
Cash provided by financing activities increased by $415 million and decreased by $42 million for the three and nine months ended September 30, 2021, respectively, compared to 2020. This was impacted by various factors, including the following:
Sources of cash
•The Company issued $900 million of long-term debt in the nine months ended September 30, 2021, compared to $1,100 million of long-term debt issued in the same period last year.
•The Company received proceeds of $960 million and $3,105 million from the issuance of short-term notes in the three and nine months ended September 30, 2021, respectively, compared to $985 million and $3,130 million received in the same periods last year.
Uses of cash
•The Company repaid $1,330 million and $2,945 million of short-term notes in the three and nine months ended September 30, 2021, respectively, compared to $860 million and $3,288 million repaid in the same periods last year.
•The Company repaid $802 million of long-term debt in the nine months ended September 30, 2021, compared to $652 million repaid in the same period last year.
•Common share dividends paid in the three and nine months ended September 30, 2021 were $159 million and $470 million, respectively, compared to dividends of $155 million and $460 million, paid in the same periods last year.
Cash used in investing activities
Cash used in investing activities decreased by $116 million compared to the third quarter of 2020 due to the acquisitions of Orillia Power and the business and distribution assets of Peterborough Distribution in the third quarter of 2020.
Cash used in investing activities for the nine months ended September 30, 2021 increased by $151 million compared to the same period in the prior year as a result of higher capital investments in the current year, partially offset by the acquisitions of Orillia Power and the business and distribution assets of Peterborough Distribution. Please see section "Capital Investments" for comparability of capital investments made by the Company during the three and nine months ended September 30, 2021 compared to the same periods last year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At September 30, 2021, Hydro One Inc. had $960 million in commercial paper borrowings outstanding, compared to $800 million outstanding at December 31, 2020. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million as at September 30, 2021. On June 1, 2021, the maturity date for the Operating Credit Facilities was extended from 2024 to 2026. No amounts were drawn on the Operating Credit Facilities as at September 30, 2021 or December 31, 2020. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section "Other Developments - COVID-19" for additional information of the impact of COVID-19 on the Company's operations.
At September 30, 2021, the Company had long-term debt outstanding in the principal amount of $13,656 million, which included $425 million of long-term debt issued by Hydro One, $13,095 million of long-term debt issued by Hydro One Inc., and long-term debt in the principal amount of $136 million issued by HOSSM. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2022 and 2064, and as at September 30, 2021, had a weighted-average term to maturity of approximately 15.0 years (December 31, 2020 - 14.5 years) and a weighted-average coupon rate of 3.8% (December 31, 2020 - 3.8%).
In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At September 30, 2021, $1,900 million remained available for issuance under the MTN Program prospectus.
In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At September 30, 2021, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

In December 2020, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At September 30, 2021, no securities have been issued under the US Debt Shelf Prospectus.
Compliance
At September 30, 2021, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at September 30, 2021 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	13,656	603	1,433	1,250	10,370
Long-term debt - interest payments	8,575	507	979	906	6,183
Short-term notes payable	960	960	—	—	—
Pension contributions	664	80	214	223	147
Environmental and asset retirement obligations	136	33	33	15	55
Outsourcing and other agreements	183	78	85	7	13
Lease obligations	80	15	25	20	20
Long-term software/meter agreement	18	3	5	4	6
Total contractual obligations	24,272	2,279	2,774	2,425	16,794

Other commercial commitments (by year of expiry)
Operating Credit Facilities[1]	2,550	—	—	2,550	—
Letters of credit[2]	177	173	4	—	—
Guarantees[3]	487	487	—	—	—
Total other commercial commitments	3,214	660	4	2,550	—
1 On June 1, 2021, the maturity date for the Operating Credit Facilities was extended to 2026.
2 Letters of credit consist of $164 million letters of credit related to retirement compensation arrangements, a $6 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees provided by Hydro One to the Minister of Natural Resources (Canada) of $7 million relating to Ontario Charging Network LP (OCN LP) (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At November 8, 2021, Hydro One had 598,217,314 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At November 8, 2021, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and Long-term Incentive Plan (LTIP) were vested and exercised as at November 8, 2021 was 2,846,364.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

REGULATION
Electricity Rates - Joint Rate Application
In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One to file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remote Communities should be included in the single application, however, this requirement was later removed by the OEB.
On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023-2027. The JRAP includes a proposed investment plan supporting the transmission and distribution revenue requirements. A decision is anticipated in the latter half of 2022. The following table summarizes the key elements of Hydro One’s JRAP filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base (Forecast)	Revenue Requirement[1]	Rate Base (Forecast)	Revenue Requirement[1]
2023	$14,593 million	$1,823 million	$9,372 million	$1,632 million
2024	$15,450 million	$1,938 million	$9,963 million	$1,711 million
2025	$16,449 million	$2,028 million	$10,641 million	$1,785 million
2026	$17,394 million	$2,140 million	$11,302 million	$1,881 million
2027	$18,256 million	$2,219 million	$11,880 million	$1,965 million
1 Revenue requirement for 2023 to 2027 represents filing estimates utilizing the OEB's 2021 Allowed Return on Equity (ROE) of 8.34%. The ROE is based on the Cost of Capital Parameters released by the OEB on November 9, 2020.
Deferred Tax Asset
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019.
On July 16, 2020, the Ontario Divisional Court rendered its ODC Decision on the Company's appeal of the OEB's DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB's DTA Decision. The Ontario Divisional Court found that the OEB’s DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.
On September 21, 2020, the Ontario Divisional Court issued its final order (ODC Order) with respect to the ODC Decision. Following the ODC Order, on October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period.
On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. The recovery of these amounts is expected to result in an annual increase in FFO of approximately $65 million, $135 million and $65 million in 2021, 2022 and 2023, respectively. In addition, the DTA Implementation Decision requires that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to further increase FFO by approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an increase in the Company’s ETR to approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.
Hydro One Remote Communities
On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021.
Leave to Construct
On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity. On February 25, 2021, the OEB approved the Leave to Construct application with standard conditions of approval.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

OTHER DEVELOPMENTS
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company continues to operate-in-line with the evolving safety procedures and practices implemented since the start of the pandemic. As a result, Hydro One has experienced very few cases of workplace transmission of the COVID-19 virus.
The Company continues to monitor and adhere to guidance provided by the Province of Ontario (Province) and public health experts in an effort to ensure employee, customer and public safety.
In keeping with the Company's ongoing commitment to customers, and to assist those customers significantly impacted by the pandemic, the Company continues to offer a number of customer relief measures including the Pandemic Relief Fund, increased payment flexibility to residential and small business customers, and assistance in securing other financial assistance.
Looking ahead, it is very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and the severity of the measures that may be implemented to combat this virus. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
Hydro One will continue to actively monitor the impacts of the COVID-19 pandemic, including guidance provided by the Province and public health experts, and may take further actions that it determines to be in the best interest of its operations, employees, customers, partners and stakeholders, or as required by federal or provincial authorities.
Collective Agreements
The prior collective agreement with the Society of United Professionals (Society) expired on March 31, 2021. In February 2021, Hydro One and the Society commenced collective bargaining with the official exchange of bargaining agendas. On June 25, 2021, Hydro One and the Society reached a tentative agreement, and on July 30, 2021, the agreement was ratified by the Society membership. The term of the agreement is for two years ending on March 31, 2023.
Building Broadband Faster Act
On March 4, 2021, the provincial Government introduced Bill 257 (Supporting Broadband and Infrastructure Expansion Act, 2021) to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of needed broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the government with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. Regulations informing the legislative changes are expected later this year. The Company will continue to assess the impact as more details become available.
Acquisitions
In June 2021, the Company successfully completed the integration of Orillia Power and the business and distribution assets of Peterborough Distribution, including the integration of employees, customer and billing information, business processes and operations.
Sustainability Report
The Hydro One 2020 Sustainability Report entitled "Building a better & brighter future" is available on the Company’s website at www.hydroone.com/sustainability.
The 2020 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.
Hydro One Telecom Rebranding
In October 2021, the Company rebranded its subsidiary, Hydro One Telecom Inc., as Acronym Solutions Inc.

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

NON-GAAP MEASURES
FFO, basic and diluted Adjusted EPS, adjusted net income, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have standardized meanings prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2021	2020	2021	2020
Net cash from operating activities	550	680	1,479	1,603
Changes in non-cash balances related to operations	(3)	(146)	80	(179)
Preferred share dividends	—	(4)	—	(13)
Distributions to noncontrolling interest	(2)	(1)	(6)	(2)
FFO	545	529	1,553	1,409
Adjusted Net Income and Adjusted EPS
The following adjusted net income, and basic and diluted Adjusted EPS have been calculated by management on a supplementary basis which adjusts net income under US GAAP for impacts related to the ODC Decision. Adjusted net income and Adjusted EPS are used internally by management to assess the Company’s performance and are considered useful because they exclude the impacts of the ODC Decision. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Quarter ended (millions of dollars, except number of shares and EPS)	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020

Net income attributable to common shareholders	300	238	268	161
Impacts related to the ODC Decision	—	—	—	—
Adjusted net income attributable to common shareholders	300	238	268	161

Weighted-average number of shares
Basic	598,217,261	598,212,600	597,665,695	597,588,309
Effect of dilutive stock-based compensation plans	2,135,732	2,276,575	2,491,520	2,586,310
Diluted	600,352,993	600,489,175	600,157,215	600,174,619

Adjusted EPS
Basic	$0.50	$0.40	$0.45	$0.27
Diluted	$0.50	$0.40	$0.45	$0.27

Quarter ended (millions of dollars, except number of shares and EPS)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019

Net income attributable to common shareholders	281	1,103	225	211
Impacts related to the ODC Decision	—	(867)	—	—
Adjusted net income attributable to common shareholders	281	236	225	211

Weighted-average number of shares
Basic	597,557,787	597,551,514	596,983,560	596,670,374
Effect of dilutive stock-based compensation plans	2,362,569	2,423,441	2,663,999	2,564,789
Diluted	599,920,356	599,974,955	599,647,559	599,235,163

Adjusted EPS
Basic	$0.47	$0.39	$0.38	$0.35
Diluted	$0.47	$0.39	$0.38	$0.35

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Quarter ended (millions of dollars)	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
Revenues	1,913	1,722	1,811	1,867	1,903	1,670	1,850	1,715
Less: Purchased power	933	838	894	1,046	993	808	1,007	914
Revenues, net of purchased power	980	884	917	821	910	862	843	801

Quarter ended (millions of dollars)	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
Distribution revenues	1,395	1,263	1,354	1,457	1,410	1,201	1,439	1,298
Less: Purchased power	933	838	894	1,046	993	808	1,007	914
Distribution revenues, net of purchased power	462	425	460	411	417	393	432	384
Adjusted Income Tax Expense and Adjusted ETR
The following adjusted income tax expense and adjusted ETR has been calculated by management on a supplementary basis which adjusts ETR for impacts related to the ODC Decision. Adjusted ETR is used internally by management to assess the Company’s income tax impacts and is considered useful because it excludes the impact of the ODC Decision. Adjusted ETR provides users with a comparative basis to evaluate the income tax impacts on the Company compared to prior year.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2021	2020	2021	2020
Income before income tax expense	373	314	935	821

Income tax (recovery)	71	22	123	(812)
Impacts related to the ODC Decision	—	—	—	867
Adjusted income tax expense	71	22	123	55

Adjusted ETR	19.0%	7.0%	13.2%	6.7%
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.2% ownership at September 30, 2021. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2021 and 2020:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2021	2020	2021	2020
Province	Dividends paid	75	76	222	225
IESO	Power purchased	527	560	1,558	1,700
	Revenues for transmission services	502	478	1,387	1,325
	Amounts related to electricity rebates	267	402	815	1,172
	Distribution revenues related to rural rate protection	62	61	184	181
	Distribution revenues related to supply of electricity to remote northern communities	8	8	26	26
	Funding received related to CDM programs	1	4	1	21
OPG[1]	Power purchased	3	1	8	4
	Revenues related to provision of services and supply of electricity	2	2	5	6
	Capital contribution received from OPG	1	—	3	—
	Costs related to the purchase of services	—	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	1	1
OEB	OEB fees	2	3	6	7
OCN LP2	Investment in OCN LP	4	—	4	2
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments for details related to the OCN Guarantee.
2    OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2021 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	Under assessment
ASU 2021-08	October 2021	The amendments address how to determine whether a contract liability is recognized by the acquirer in a business combination.	January 1, 2023	Under assessment

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated December 17, 2020. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and September 30, 2020 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	159	2	—	—	2,098	2,006	(344)	(105)	1,913	1,903
Net Income (Loss) Attributable to Common Shareholders	159	(5)	—	—	468	371	(327)	(85)	300	281

Nine months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	470	6	—	—	6,006	5,731	(1,030)	(314)	5,446	5,423
Net Income (Loss) Attributable to Common Shareholders	470	(9)	—	—	1,329	1,886	(993)	(268)	806	1,609

As at September 30, 2021 and December 31, 2020 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Sept.2021	Dec.2020	Sept.2021	Dec.2020	Sept.2021	Dec.2020	Sept.2021	Dec.2020	Sept.2021	Dec.2020
Current Assets	103	97	—	—	3,135	3,446	(1,467)	(1,554)	1,771	1,989
Non-Current Assets	3,438	3,426	—	—	45,823	44,408	(19,897)	(19,529)	29,364	28,305
Current Liabilities	469	454	—	—	3,732	4,066	(1,464)	(1,541)	2,737	2,979
Non-Current Liabilities	425	423	—	—	29,894	28,810	(12,888)	(12,546)	17,431	16,687
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; the Company's response to the COVID-19 pandemic, including in relation to customer relief measures and safety; the potential impact of COVID-19 on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans and the LTIP; collective agreements; Bill 257, related regulations and the expected timing and impacts; future pension contributions; dividends; non-GAAP measures; internal controls over financial reporting and disclosure; recent accounting-related guidance; the MTN Program; the Universal Base Shelf Prospectus; and the US Debt Shelf Prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore,

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020 actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on reserve (as defined in the Indian Act (Canada)) (Reserve) lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2021 and 2020

•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2020 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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